UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549


                                   FORM 12b-25
                                                      SEC FILE NUMBER: 000-28089


                           NOTIFICATION OF LATE FILING


                                  (x )Form 10-K

                          For Period Ended: 12/31/2000


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



PART I--REGISTRANT INFORMATION

Full Name of Registrant:  WarpRadio.com, Inc.


Address of Principal Executive Office:

6535 S Dayton St., Suite 3000
Greenwood Village, CO 80111



PART II--RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report on Form 10-K, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date.

PART III--NARRATIVE

     The Registrant has experienced delays in finalizing financial information.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                       Denise Sutton, CEO/CFO 303-799-9118

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If the answer is
     no, identify report(s).                                     [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [ ] Yes [X] No


                               WarpRadio.com, Inc.
--------------------------------------------------------------------------------
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  March 30, 2001                       By /s/ Denise Sutton
                                               ---------------------------------
                                               Denise Sutton, CEO/CFO